EXHIBIT 99.1

GameSquare Holdings to Present at LD Micro Invitational XIII

Presentation on Tuesday, June 6 at 3:30 PM PT

Frisco, Texas, May 23, 2023 – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ:GAME) (TSXV:GAME) announced today that it will be presenting at the 13th Annual LD Micro Invitational at the Luxe Sunset Boulevard Hotel, Los Angeles, California on June 6 - 8, 2023. The event is expected to feature 150+ companies presenting in half-hour increments, as well as private 1x1 meetings.

GameSquare is scheduled to present on Tuesday, June 6 at 3:30 PM PT. Justin Kenna, CEO of GameSquare will be leading the presentation.

For interested parties unable to attend the conference in person, we invite you to watch the presentation virtually here: https://ldinv13.sequireevents.com/

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Whether it is the Index, comprehensive data, or hosting the most significant events annually, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.

To present or register, please get in touch with Dean@ldmicro.com

To learn more about Freedom US Markets, visit www.freedomusmkts.com

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com